Exhibit 99.1

Ballard's 3-Year Share Price Performance Positions the Company in Toronto Stock Exchange's Inaugural 'TSX30'

VANCOUVER and TORONTO, Sept. 26, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that the Company has been recognized by the Toronto Stock Exchange for its strong 3-year share price performance and named to the inaugural TSX30, a program launched earlier today. The TSX30 program recognizes the top 30 performers on the Toronto Stock Exchange over the period July 2016 to June 2019, based on share price appreciation.

Over the period July 1st, 2016 to June 30th, 2019, the price of BLDP shares on TSX rose 222% to C$5.35, the 12th largest appreciation among all listed companies. Furthermore, as at yesterday's market close the price of BLDP shares was C$7.18, representing an increase of 332% since July 1st, 2016 and a year-to-date 2019 increase of 95%.

"We are extremely proud to present the TSX30, a new recognition program featuring some of the most compelling success stories among our listed issuers, including companies operating in traditional areas of strength like natural resources and also in newly defined sectors like clean tech and cannabis," said Loui Anastasopolous, President, Capital Formation, TMX Group. "TSX listed companies play a vital role in Canada's capital markets and as we continue to evolve into a global leader, TSX remains committed to our work in support of this crucial ecosystem. Today, we congratulate the companies included in the inaugural TSX30 for all their achievements and look forward to continuing to serve them along each stage of their growth path into the future."

Randy MacEwen, Ballard President and CEO noted, "We are proud that our share price performance has resulted in our inclusion in this first TSX30 program. We are particularly excited that the urgent need for zero-emission mobility is now widely recognized on a global basis, giving us confidence in the continued growth of our company. Ballard leads the fuel cell industry in zero-emission products to power buses, commercial trucks, trains, ships, cars and other transport applications."

The TSX30 program considers all companies that have been listed on the Toronto Stock Exchange for at least 3-years, with a closing dividend-adjusted share price of at least C$0.50 and a market capitalization of at least C$50 million as at June 30th, 2016. Of the 583 companies that met these criteria, the 30 companies with greatest share price appreciation over the period from July 1st, 2016 to June 30th, 2019 have been named to the inaugural TSX30 program.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. The Company builds fuel cell products that reduce customer costs and risks, and helps customers solve difficult technical challenges or address new business opportunities. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Contact: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com; TSX Contact: Catherine Kee, Manager, Corporate Communications, +1.416.814.8834, Catherine.kee@tmx.com

CO: Ballard Power Systems Inc.

CNW 17:30e 26-SEP-19